

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2012

Via E-mail
Mr. Christopher L. Winfrey
Executive Vice President and
Chief Financial Officer
Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, MO 63131

> **Re:**   **Charter Communications, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 1-33664**

Dear Mr. Winfrey:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 34

1. We note your reference to competition as a significant contributing factor to the loss of customers. Please expand your business section in future filings to identify the specific geographic market areas in which you compete. Refer to item 101(c) (1) (x) of Regulation S-K. Please provide us with your proposed disclosures.

2. Please consider expanding this section in future filings to provide a more detail discussion of longer term industry trends challenging the company and their underlying reasons. As an example, please tell us the strategic impact that increased viewing of programming over the internet is having, and you expect to have, on your basic video products and services. It appears that increased viewing of programming on the web may be contributing to your increased losses in your basic video subscribers and is reflected in your increased focus and reliance on your Internet product and services. Please provide us with your proposed disclosures.

Results of operations, page 42

3. Please discuss in future filings the reasons why despite the significant loss of customers, your average monthly revenue has increased.   Discuss how in recent years you have been able to grow revenues by offsetting basic video customer losses with price increases, and whether you expect this trend to continue. Please provide us with your proposed disclosures.

4. Please revise in future filings to clarify, if true, that you use total video revenue in your calculation of the average monthly revenue per basic video customer (or ARPU). In this regard, we note your discussion of total revenue immediately after your ARPU discussion. Discuss underlying changes at more discrete ARPU levels, such as for significant revenue streams—Video, High-speed Internet and Telephone. Please provide us with your proposed disclosures.

5. We note the decrease in residential basic video customers in 2010 and 2011. We also note the slowing increase in digital video customers in 2011 as compared to 2010. We note in the overview section that you attribute this decrease to competition and weakened economic conditions in the United States.   In regards to your decreasing residential video customers, please discuss in future filings the following in more detail:

    a. Which factor—competition or the weakened economic conditions—had a more significant impact in the decrease in customers;

        b. Which specific competitive reasons have contributed to the loss of customers; for example, we note that in your 4th quarter earnings call you allude to customer satisfaction and quality of video product;

        c. Which of your specific geographic markets have suffered disproportionate decreases in video customers, and why; for example, you may want to explain whether specific geographic markets in which you operate have been disproportionately affected by the weakened economic conditions; and

        d. Whether you expect these trends with respect to digital and basic video customers to worsen or remain consistent with prior years.

Please provide us with your proposed disclosures.

6. With regard to the impact of competition from telephone companies, we note on page 11 that you believe "AT&T and Verizon are offering video services serving approximately 31% to 34% and 3% to 4%, respectively, of your estimated homes passed as of December 31, 2011" and you have "experienced customer losses in these areas." Discuss in future filings whether you expect that in your operating markets AT&T and Verizon will expand video services in the remaining of your "estimated homes passed" and whether you expect continuing customer losses as a result. Please provide us with your proposed disclosures.

7. We note your risk factor on page 19 stating that the cable industry, including you, has lost a significant number of video customers to DBS competition, and that you face serious challenges in this area in the future. We also note your disclosure indicating that your principal competitors for video services in your geographic markets are DBS providers. Tell us whether, and why, you believe that this is a known trend that you should discuss in accordance with the reporting requirements of Item 303(a) (3) (ii) of Regulation S-K. If it is a known trend, expand the discussion in future filings and provide us with your proposed disclosures.

8. We note your discussion of the impact of programming costs on page 9. In view of the significance of programming costs on your operating results, we believe that in future filings you should significantly expand your discussion on page 45 to address the impact that these factors have had in your historical operating results and in future results, including a detailed discussion of known trends, such as the rise in fees that local broadcasting stations, regional sport networks and national cable programmers are seeking for their content. Furthermore, disclose whether you believe that the increase in programming costs have contributed, and expect to contribute, to the loss of customers. Please provide us with your proposed disclosures.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director